Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and nine months ended September 30, 2018

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. (“the Company”) for the three and nine months ended September 30, 2018 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	8,618,603	16,334,534
Accounts receivable and prepaid expenses (Note 4) (Note 9(b))	322,702	368,963
	8,941,305	16,703,497

Non-current assets
Deposit on mill equipment (Note 5)	-	4,923,209
Property, plant and equipment (Note 6)	13,772,231	372,292
Exploration and evaluation assets (Note 7)	51,670,677	44,804,198
	65,442,908	50,099,699
TOTAL ASSETS	74,384,213	66,803,196

LIABILITIES
Current liabilities
Trade and other payables (Note 9(b))	991,238	638,001

Non-current liabilities
Deferred income tax liability	1,434,882	1,434,882
Total liabilities	2,426,120	2,072,883

EQUITY
Share capital (Note 8)	126,863,983	118,054,463
Reserves (Note 8)	16,634,702	15,528,276
Deficit	(71,540,592)	(68,852,426)
Total equity	71,958,093	64,730,313
TOTAL EQUITY AND LIABILITIES	74,384,213	66,803,196

Commitments (Note 12)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 7, 2018.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Expenses	$	$	$	$
Professional fees	158,423	152,159	430,973	415,470
Salaries and benefits (Note 9(a) & (b))	412,070	297,322	1,168,212	891,348
Travel and promotion	64,070	86,727	210,665	255,604
Depreciation (Note 6)	7,188	7,281	20,973	20,801
Office and license (Note 9(b))	30,575	27,213	101,347	117,537
Rent (Note 9(b))	52,429	63,061	144,383	131,817
Stock exchange and transfer agent fees	38,748	44,700	184,466	177,557
Insurance	19,046	13,961	48,933	41,046
Directors’ fees (Note 9(a))	-	-	70,000	70,000
Share-based payments (Note 8(c) Note 9(a))	64,760	831,800	1,069,860	1,902,170
	847,309	1,524,224	3,449,812	4,023,350

Other income (loss)
Interest and other income (Note 9(b))	228,023	158,585	577,060	413,536
Loss on disposal of property, plant and equipment	-	-	-	(1,760)
Foreign exchange gain (loss)	(11,755)	(95,125)	184,586	(169,710)
	216,268	63,460	761,646	242,066
Comprehensive loss for the period	(631,041)	(1,460,764)	(2,688,166)	(3,781,284)

Basic and diluted net loss per share (Note 10)	(0.01)	(0.01)	(0.03)	(0.04)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Operating activities
Net loss for the period	(631,041)	(1,460,764)	(2,688,166)	(3,781,284)
Items not affecting cash
Depreciation	7,188	7,281	20,973	20,801
Loss on disposal of property, plant and equipment	-	-	-	1,760
Share-based payments	64,760	831,800	1,069,860	1,902,170
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(4,843)	67,748	46,261	125,833
Trade and other payables	(176,047)	(25,226)	(5,575)	(191,960)
Net cash used in operating activities	(739,983)	(579,161)	(1,556,647)	(1,922,680)
Investing activities
Deposit on mill equipment	-	(525,841)	(7,694,900)	(3,642,826)
Property, plant and equipment – purchase	(798,305)	(190,142)	(802,803)	(280,529)
Exploration and evaluation assets – costs	(2,023,433)	(1,474,926)	(6,507,667)	(7,053,038)
Net cash used in investing activities	(2,821,738)	(2,190,909)	(15,005,370)	(10,976,393)
Financing activities
Issuance of shares, net of share issue costs	(95,411)	(6,281)	8,846,086	19,118,403
Options exercised	-	118,400	-	1,105,290
Share issuance cost on cashless option exercised	-	(143,519)	-	(203,232)
Warrants and finders’ warrants exercised	-	-	-	268,205
Net cash from financing activities	(95,411)	(31,400)	8,846,086	20,288,666

Change in cash and cash equivalents	(3,657,132)	(2,801,470)	(7,715,931)	7,389,593
Cash and cash equivalents, beginning of period	12,275,735	19,961,069	16,334,534	9,770,006
Cash and cash equivalents, end of period	8,618,603	17,159,599	8,618,603	17,159,599

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share- based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2017	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	1,902,170	-	1,902,170	-	1,902,170
Private placements, net	12,377,207	19,118,403	-	-	-	-	19,118,403
Finders' warrants issued pursuant to private placement	-	(180,691)	-	180,691	180,691	-	-
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	(12,797)	-	-
Shares issued for cash on exercise of warrants	225,000	225,000	-	-	-	-	225,000
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-
Share issuance cost on cashless exercise of stock options	-	(203,232)	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	(387,930)	-	-
Comprehensive loss for the period	-	-	-	-	-	(3,781,284)	(3,781,284)
Balance, September, 2017	100,437,958	116,295,781	14,057,974	679,402	14,737,376	(67,402,415)	63,630,742
Share-based payments	-	-	790,900	-	790,900	-	790,900
Private placements, net	-	(2,985)	-	-	-	-	(2,985)
Shares issued for cash on exercise of warrants	1,761,667	1,761,667	-	-	-	-	1,761,667
Comprehensive loss for the period	-	-	-	-	-	(1,450,011)	(1,450,011)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,069,860	-	1,069,860	-	1,069,860
Private placements, net	9,440,000	8,846,086	-	-	-	-	8,846,086
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Comprehensive loss for the period	-	-	-	-	-	(2,688,166)	(2,688,166)
Balance, September 30, 2018	111,639,625	126,863,983	15,918,734	715,968	16,634,702	(71,540,592)	71,958,093

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company has adopted and applied IFRS 9 since January 1, 2018. Changes to significant accounting policies are described in Note 3.

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2017. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2017.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2018.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(b)	Basis of preparation (Continued)

The following are the accounting standards issued but not yet effective:

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

3.	Significant Accounting Policies

The Company has initially adopted IFRS 9, Financial Instruments from January 1, 2018. The effect of initially applying this standard did not have a material impact on the Company’s financial statements. A number of other new standards are also effective from January 1, 2018, however, were also deemed to not have a material impact on the Company's financial statements.

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement. There was no material impact to the Company’s consolidated financial statements as a result of transitioning to IFRS 9.

The details of the new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(i)     Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets held to maturity, loans and receivables, and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable are classified at amortized cost.

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

3.	Significant Accounting Policies (Continued)

(ii)      Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

The adoption of the ECL impairment model had no impact on the carrying amounts of the Company's financial assets on the transition date, given the accounts receivable are substantially all current and there has been minimal historical customer default. Moreover, cash and cash equivalents have not been subject to historical credit risk.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and nine month period ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2018	2017
Accounts receivable (Note 9(b))	$213,420	$243,971
Prepaid expenses	109,282	124,992
	$322,702	$368,963

At September 30, 2018, the Company has recorded value-added taxes of $380,230 (December 31, 2017 - $444,729) included in exploration and evaluation assets, as the value-added tax relates to certain projects and will be recovered when the assets are sold (Note 7).

5.	Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of $6,500,000 USD (completed), plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

Deposit on mill equipment consisted of the following payments:

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

5.	Deposit on mill equipment (Continued)

	$	$
	USD	CAD
Balance, December 31, 2016		1,280,383
Additions: purchase price deposits	2,000,000	2,647,600
Additions: mobilization payments	767,500	995,226
Balance, December 31, 2017		4,923,209
Additions: purchase price deposits	3,750,000	4,876,500
Additions: mobilization payments	2,211,300	2,818,400
		12,618,109
Transfer to property, plant and equipment		(12,618,109)
Balance, September 30, 2018		-

Almaden has exercised the Option by making the final option payment on June 12, 2018 for $3,750,000 USD ($4,876,500 CAD). As such, during the period ended September 30, 2018, Almaden obtained ownership and title to the mill equipment, and transferred the balance to property, plant and equipment (Note 6).

A mobilization plan is in progress to move the Rock Creek mill from Nome, Alaska to the Tuligtic property. Mill mobilization payments of $2,211,300 USD ($2,818,400 CAD) were paid during the period ended September 30, 2018, for the dismantlement of the mill.

6.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2017	110,040	154,093	247,199	189,563	51,760	245,647	265,997	1,264,299
Additions	-	4,126	1,697	7,203	-	-	789,777	802,803
Transfer from deposit on mill equipment	-	-	-	-	-	-	12,618,109	12,618,109
September 30, 2018	110,040	158,219	248,896	196,766	51,760	245,647	13,673,883	14,685,211

Accumulated depreciation
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007
Depreciation	-	3,279	7,600	5,918	359	3,817	-	20,973
September 30, 2018	110,040	137,763	221,302	170,129	49,725	224,021	-	912,980

Carrying amounts
December 31, 2017	-	19,609	33,497	25,352	2,394	25,443	265,997	372,292
September 30, 2018	-	20,456	27,594	26,637	2,035	21,626	13,673,883	13,772,231

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

The Company acquired the Rock Creek mill (Note 5) on June 12, 2018. As at September 30, 2018, mill equipment of $13,673,883 is recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for use, which will commence once the Company enters the commercial production phase.

On August 9, 2018, the Company paid $250,000 USD ($326,000 CAD) to extend the mill storage in Alaska, USA for one additional year. On July 1, 2018, an additional mill mobilization payment of $352,200 USD ($463,777 CAD) was made. Both these transactions were recorded in mill equipment under property, plant and equipment.

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2017)	7,537,577	1	7,537,578
Additions	284,894	-	284,894
Closing balance - (September 30, 2018)	7,822,471	1	7,822,472
Deferred exploration costs:
Opening balance - (December 31, 2017)	37,266,620	-	37,266,620
Costs incurred during the period
Drilling and related costs	931,273	-	931,273
Professional/technical fees	43,076	-	43,076
Claim maintenance/lease costs	145,524	-	145,524
Geochemical, metallurgy	639,849	-	639,849
Technical studies	3,392,547	-	3,392,547
Travel and accommodation	344,684	-	344,684
Geology, geophysics and exploration	474,516	-	474,516
Supplies and misc.	91,623	-	91,623
Environmental	138,263	-	138,263
Value-added tax (Note 4)	380,230	-	380,230
Total deferred exploration costs during the period	6,581,585	-	6,581,585
Closing balance - (September 30, 2018)	43,848,205	-	43,848,205
Total exploration and evaluation assets	51,670,676	1	51,670,677

During the year ended December 31, 2016, the Company entered into two option agreements to secure surface rights on the Tuligtic project. The Company has the option to acquire a 100% ownership of two surface rights for total cash payments of $25,000,000 Mexican pesos (MXN) as follows:

Dates	Payments (MXN)	CAD	Payment Status
November 28, 2016	$10,000,000	$651,200	Paid
November 28, 2018	$15,000,000	$1,000,500	Outstanding

Payments are not refundable upon termination of the option agreement.

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

8.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2018, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

On June 7, 2018, the Company closed a non-brokered private placement by the issuance of 9,440,000 units at a price of $1.00 per unit for gross proceeds of $9,440,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.35 per share until June 7, 2022. Share issuance costs included finders’ fee of $384,900 in cash, and finders’ warrants to purchase up to 192,450 common shares at a price of $1.35 per common share until June 7, 2020. The fair value of the finders’ warrants was $36,566 per statement of equity. In connection with the private placement, the Company also incurred $209,014 in other cash share issuance costs. These amounts were recorded as a reduction to share capital. The net proceeds of the private placement of $8,846,086 were allocated to share capital during the period ended September 30, 2018.

(b)	Warrants

The continuity of warrants for the nine months ended September 30, 2018 is as follows:

	Exercise	Dec 31,				September 30,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	22,972	-	-	-	22,972
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	-	192,450	-	-	192,450
June 7, 2022	$1.35	-	4,720,000	-	-	4,720,000
Warrants outstanding and exercisable		8,132,262	4,912,450	-	-	13,044,712
Weighted average exercise price		$2.27	$1.35	-	-	$1.92
12

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2018, the Company had reserved 1,658,963 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the nine months ended September 30, 2018 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

13

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The continuity of stock options for the nine months ended September 30, 2018 is as follows:

Expiry date	Exercise price	Dec 31, 2017	Granted	Exercised	Expired	September 30, 2018
April 4, 2018	$1.74	90,000	-	-	(90,000)	-
May 6, 2018	$1.41	100,000	-	-	(100,000)	-
June 8, 2018	$1.44	1,915,000	-	-	(1,915,000)	-
June 18, 2018	$1.46	250,000	-	-	(250,000)	-
June 29, 2018	$1.71	15,000	-	-	(15,000)	-
August 9, 2018	$1.91	491,000	-	-	(491,000)	-
September 15, 2018	$1.85	170,000	-	-	(170,000)	-
December 11, 2018	$0.72	590,000	-	-	-	590,000
December 11, 2018	$1.68	150,000	-	-	-	150,000
December 11, 2018	$1.80	20,000	-	-	-	20,000
January 2, 2019	$1.04	375,000	-	-	-	375,000
March 17, 2019	$1.35	207,000	-	-	-	207,000
May 4, 2019	$1.99	175,000	-	-	-	175,000
May 19, 2019	$1.84	75,000	-	-	-	75,000
June 12, 2019	$1.89	75,000	-	-	-	75,000
July 2, 2019	$1.32	150,000	-	-	-	150,000
July 2, 2019	$1.19	60,000	-	-	-	60,000
July 2, 2019	$1.34	1,427,000	-	-	-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-	-	1,160,000
April 10, 2020	$1.03	-	90,000	-	-	90,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
April 30, 2020	$1.04	-	100,000	-	-	100,000
June 8, 2020	$0.98	-	2,180,000	-	-	2,180,000
September 30, 2020	$1.25	1,195,000	-	-	(100,000)	1,095,000
September 30, 2020	$0.83	-	106,000	-	-	106,000
September 30, 2020	$0.79	-	170,000	-	-	170,000
February 7, 2021	$1.11	-	300,000	-	-	300,000
March 29, 2021	$1.08	-	400,000	-	-	400,000
Options outstanding and exercisable		9,290,000	3,346,000	-	(3,131,000)	9,505,000
Weighted average
exercise price		$1.39	$0.99	-	$1.54	$1.20

Total share-based payments as a result of options granted and vested during the period ended September 30, 2018 was $1,069,860 (2017 - $1,902,170).

14

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The fair value of the options granted during the period ended September 30, 2018, was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.90%
Expected life	2.20 years
Expected volatility	53.01%
Expected dividend yield	Nil
Weighted average fair value per option	$0.32

9.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice President Operations & Projects, and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. and Almadex Minerals Ltd. (Note 9 (b)) is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Salaries and benefits	$207,555	$164,675	$673,109	$494,025
Share-based payments	56,610	774,200	919,660	1,515,170
Directors’ fees	-	-	70,000	70,000
	$264,165	$938,875	$1,662,769	$2,079,195

(b)	Azucar Minerals Ltd. (“Azucar” formerly Almadex Minerals Limited) and Almadex Minerals Ltd. (“Almadex” formerly 1154229 B.C. Ltd.)

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

During the three months ended September 30, 2018, the Company received $116,087 (September 30, 2017 - $111,806) from Azucar for administrative services fees included in other income, and received $75,535 (September 30, 2017 - $Nil) from Almadex for the three month period for administrative services fees included in other income.

During the nine months ended September 30, 2018, the Company received $345,390 (September 30, 2017 – $320,078) from Azucar for administrative services fees included in other income, and received $111,990 (September 30, 2017 - $Nil) from Almadex for the nine month period for administrative services fees included in other income.

15

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

9.	Related party transactions and balances (Continued)

(b)	Azucar Minerals Ltd. (“Azucar” formerly Almadex Minerals Limited) and Almadex Minerals Ltd. (“Almadex” formerly 1154229 B.C. Ltd.) (Continued)

At September 30, 2018, included in accounts receivable is $89,528 (December 31, 2017 - $195,551) due from Azucar, and $57,846 (December 31, 2017 - $Nil) due from Almadex in relation to expense recoveries.

At September 30, 2018, the Company accrued $249,128 (December 31, 2017 - $153,038) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the three and nine months ended September 30, 2018, the Company employed the Chairman’s daughter for a salary of $10,325 and $30,975 respectively (2017 - $9,075 and $25,975 respectively) for marketing and administrative services provided to the Company.

10.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended September 30, 2018 was based on the loss attributable to common shareholders of $631,041 (2017 - $1,460,764) and a weighted average number of common shares outstanding of 111,639,625 (2017 – 100,151,694).

The calculation of basic net loss per share for the nine months ended September 30, 2018 was based on the loss attributable to common shareholders of $2,688,166 (2017 - $3,781,284) and a weighted average number of common shares outstanding of 106,210,761 (2017 – 94,038,382).

The calculation of diluted net loss per share for the three and nine month periods ended September 30, 2018 and 2017 did not include the effect of stock options and warrants as they are anti-dilutive.

11.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Nine months ended September 30,
Investing and financing activities	2018	2017
	$	$
Fair value of finders’ warrants – share issuance cost	36,566	180,691
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	-	12,797
Fair value of cash stock options transferred to share capital on exercise of options	-	496,859
Fair value of cashless stock options transferred to share capital on exercise of options	-	387,930
Transfer from deposit on mill equipment to property, plant and equipment	12,618,109	-

16

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

11.	Supplemental cash flow information (Continued)

As at September 30, 2018, $852,755 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2017 - $493,943).

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2018	December 31, 2017

Cash	$1,918,603	$1,449,184
Term Deposits	6,700,000	14,885,350
	$8,618,603	$16,334,534

12.	Commitments

The Company entered into a new operating lease for office premises effective April 1, 2017 through to March 31, 2022.

As at September 30, 2018, the remaining payments for executive contracts and the operating lease are due as follows:

	2018	2019	2020	2021	2022	Total

Office lease	$37,583	$154,182	$157,480	$158,304	$39,576	$547,125
Executive contracts	143,750	267,917	240,000	240,000	-	891,667
	$181,333	$422,099	$397,480	$398,304	$39,576	$1,438,792

13.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company does not carry any financial instruments at fair value.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2018, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

17

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(a)	Currency risk (Continued)

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$869,095	$416,680
Accounts receivable and prepaid expenses	-	55,676
Total assets	$869,095	$472,356

Trade and other payables	$516,591	$305,745
Total liabilities	$516,591	$305,745

Net assets	$352,504	$166,611

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $35,000.

A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $17,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2018, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

18

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2018
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest-bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $86,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

14.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

15.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	September 30, 2018	December 31, 2017
Canada	$93,383	$366,450
United States	13,673,883	4,923,209
Mexico	51,675,642	44,810,040
	$65,442,908	$50,099,699

19